

May 31, 2024

Patrick Goris
Chief Financial Officer
Carrier Global Corp
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418

> **Re: Carrier Global Corp**
> **Form 10-K for the Year Ended December 31, 2023, filed February 6, 2024**
> **File No. 001-39220**

Dear Patrick Goris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023, filed February 6, 2024

Management's Discussion and Analysis
Results of Operations
Segment Review, page 37

1. Please revise to discuss and, to the extent practical, quantify the impact of your planned divestitures of Commercial Refrigeration, Access Solutions, and Industrial Fire on your future operations as required by Item 303(b)(2)(ii) of Regulation S-K. Address the material impact of any known uncertainties related to these divestitures.

Financial Statements
Consolidated Statement of Operations, page 49

2. We note the classification of the assets and liabilities of the Commercial Refrigeration, Access Solutions, and Industrial Fire businesses as held for sale in your year-end and interim period financial statements. Explain to us why you did not separately report the results of operations of the discontinued operations on your income statement in accordance with ASC 205-20-45-3. Please provide us your comprehensive analysis of the

applicable accounting literature as part of your response.

3. We note the Company reported a gain of $ 1.1 billion in connection with the sale of Chubb during the year ended December 31, 2022. It appears that Chubb was a component of the Company. Explain to us why you did not account for the disposal of Chubb as a discontinued operation in accordance with ASC 205-20-45.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology